PROGREEN PROPERTIES, INC.
380 North Old Woodward Ave., S. 226
Birmingham, MI 48009

September 2, 2010

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Progreen Properties, Inc.
SEC Comment Letter dated August 23, 2010
Form 10-K for the Fiscal Year Ended April 30, 2010
File No. 000-25429

Dear Sir/Madam:

We are submitting herein the responses of Progreen Properties, Inc. (the “Company”) to the comments set forth in your comment letter dated August 23, 2010 on the captioned filing (the “2010 10-K”) under the Securities Exchange Act of 1934, as amended.

The Company has filed, concurrently with the filing of this correspondence, an amended Annual Report on Form 10-K for the year ended April 30, 2010 (the “Amended 2010 10-K”).

Form 10-K

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page 14

1.
Report of Independent Registered Public Accounting Firm. AU 341.12 requires an explanatory paragraph be added to the auditor’s report only if the auditor has substantial doubt about the entity’s ability to continue as a going concern.  The information included in Note 9 is informational to the reader to allow for the reader to understand why there is not substantial doubt about the entity’s ability to continue as a going concern. Such disclosure is permitted as noted at AU 341.3c.

Consolidated Balance Sheet, page 15

2.
Related Party Subscription Receivable. As disclosed in Note 5, $807,000 of the subscription receivable was received on May 12, 2010 (subsequent to the balance sheet date but prior to publication of the financial statements on July 29, 2010.)  The third paragraph of SAB Topic 4.E. indicates: The staff will not suggest that a receivable from an officer or director be deducted from stockholders’ equity if the receivable was paid in cash prior to the publication of the financial statements and the payment date is stated in a note to the financial statements.

Note 4—Related Party Secured Convertible Debenture Agreement, page 21

3.
Convertible Debenture Conversion Feature. The conversion feature associated with the convertible debenture is recorded as a discount to the debenture in the amount of $75,000 with an offset to additional paid in capital. This treatment is consistent with ASC 470-20 and is disclosed in Note 4 to the financial statements. Due to the conversion limit of shares available to the holder of the debenture being capped at 9.99% of the shares of Common Stock outstanding at the date of such issuance, the share settlement is controlled by the Company. As such, shareholder approval to increase the Company’s authorized shares to physically settle a contract would not be required and paragraphs 19 – 24 of ASC 815-40-25 would not be applicable. As the Company has control in the settlement of the conversion, no derivative liability should be recorded. This is consistent with ASC 815-40-25-28 in regards to contract structures that caps the shares to be delivered

Item 9A(T)—Controls and Procedures, page 26

4.
Management’s Assessment of Effectiveness of Internal Control. The disclosure in the 2010 10-K regarding management’s assessment of the effectiveness of internal control over financial reporting as of April 30, 2010, has been clarified in response to this comment.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

PROGREEN PROPERTIES, INC.

By: /s/ Jan Telander
Jan Telander
Chief Executive Officer